

March 21, 2023

Zhengjun Tao
Chief Executive Officer
Haoxin Holdings Limited
Room 329-1, 329-2, No.1 Xingye Yi Road
Ningbo Free Trade Zone
Ningbo, Zhejiang Province 315807
People's Republic of China

> **Re: Haoxin Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 7, 2023**
> **File No. 333-269681**

Dear Zhengjun Tao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed March 7, 2023

Exhibits

1. We note your response to prior comment 8 and reissue it in part. Please have counsel revise the opinion filed as Exhibit 5.1 to include the number of shares being offered and upon which counsel is opining.

2. We note that you have filed a form of underwriting agreement as Exhibit 1.1 to your registration statement and that Exhibit 1.1 makes references to, but does not include as Exhibit A, the form of lock-up agreement. Please refile Exhibit 1.1 to include the form

of lock-up agreement as an exhibit thereto.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William S. Rosenstadt